c/o Stolt-Nielsen Ltd. Aldwych House 71-91 Aldwych London WC2B 4HN England	Tel: +44 207 611 8960 Fax: +44 207 611 8965 www.stolt-nielsen.com

         September 16, 2002

Dear Shareholder:

        I am writing to notify you of an Extraordinary General Meeting of Shareholders of Stolt-Nielsen S.A. (the "Company") to be held on Thursday, October 17, 2002 at 2:00 P.M. local time at the offices of Services Généraux de Gestion S.A., 23, avenue Monterey, L-2086 Luxembourg.

        The purpose of this meeting is to consider and approve a recommendation of the Audit Committee and the Board of Directors of the Company to elect Deloitte & Touche S.A. as the Auditors of the Company for both the unconsolidated and consolidated financial statements for a term to expire at the next Annual General Meeting of Shareholders.

        Your vote is important. Please sign, date and promptly return the enclosed Proxy Card to assure that it will be received in time to be voted at the Extraordinary General Meeting.

        The Company's Board of Directors unanimously recommends that you vote for election of Deloitte & Touche S.A. as the Auditors of the Company.

Sincerely,

Jacob Stolt-Nielsen Chairman of the Board

Registered Office: 23, avenue Monterey, L-2086 Luxembourg, Société Anonyme Holding, R.C. Luxembourg B. 12179